

Mail Stop 3561

January 12, 2009

Lee Miller
Chairman and Chief Executive Officer
Feel Golf Co., Inc.
1354-T Dayton Street
Salinas, CA 93901

Re: Feel Golf Co., Inc.
Registration Statement on Form S-1/A
Filed December 22, 2008
File No. 333-153699

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note your response to comment 1 in our letter dated December 8, 2008. However, we reissue the comment because we are unable to locate the prospectus "Subject to Completion" legend on the prospectus cover page. It still currently appears to be under the fee table. Please move. Refer to Item 501(b)(10) of Regulation S-K.

Item 11. Information about the Registrant, page 10

Market for Common Equity and Related Stockholder Matters, page 13

2. We note your response to our prior comment 7; however, we reissue the comment in part. Please provide the appropriate tabular disclosure for shares authorized but not yet issued. Refer to Item 201(d) of Regulation S-K.

Financial Statements for the Fiscal Year Ended December 31, 2007
Report of the Independent Registered Public Accounting Firm, page F-1

3. We note that the date of the audit report issued by the independent registered public accounting firm was revised to October 23, 2008 in response to our prior comment number 8. However, we also note that October 23, 2008 was date of the SEC comment letter that resulted in the revisions to your financial statements. In this regard, it would appear that any audit procedures performed on your restated financial statements would have been performed subsequent to such date. Please provide a revised audit report from the independent registered public accounting firm or advise.

Statements of Cash Flows, page F-6

4. We note that your company's "Loss on write off of intangible" appears to have been incorrectly reported in your fiscal year 2005 statement of cash flows. As such, the amounts reported as "Increase (decrease) in cash and equivalents" and "Cash at the end of the period" also appear to be incorrect. Please revise your statement of cash flows, accordingly.

Footnotes to Financial Statements
Note 2 – Summary of Significant Accounting Policies
Advertising Costs, page F-9

5. We note that your company's prepaid advertising costs consist primarily of magazine advertisements and prepaid trade show expenses. In this regard, please tell us why you believe that it is appropriate to amortize these advertising costs over a period of one year. As part of your response, please cite the specific accounting literature that you believe supports your accounting treatment for both your company's prepaid magazine advertisements and your company's prepaid trade show costs. In addition, please tell us whether the $48,394 reported on your balance sheet as "Trade show booth" is reflective of a tangible fixed asset, or relates to prepaid trade show costs.

Note 7 – Notes Payable, page F-13

6. Please refer to your revised disclosure provided in response to our prior comment number 12. In your revised footnote, you state that your company borrowed a total of $824,226 and $815,880 from Lee Miller at various times in 2007 and 2006, respectively. However, in your disclosure of "Transactions with related

persons, promoters and certain control persons" (page 24), you state that <u>on December 31, 2007</u>, you entered into a promissory note with Miller Family Trust with a principal amount of $1,661,419.26. In addition, we note that each of the aforementioned amounts is significantly greater than your company's respective 2007 and 2006 borrowings from related parties per your statement of cash flows and per Note 13 to your financial statements. Furthermore, based upon Note 7 to your fiscal year 2007 financial statements, the disclosed amounts of $824,226 and $815,880 are not reflective of your company's <u>outstanding</u> borrowings from Lee Miller at December 31, 2007 and December 31, 2006, respectively. In this regard, please reconcile the borrowed amounts disclosed in both your footnote and your disclosure of "Transactions with related persons, promoters and certain control persons" to either the borrowings received from related parties per your fiscal year 2007 and 2006 statements of cash flows and/or your company's outstanding borrowings at the respective fiscal year ends. In addition, if appropriate, revise your disclosure regarding your company's borrowings from Lee Miller and/or the Miller Family Trust.

7. Similarly, we note that Note 12 to your September 30, 2008 financial statements discloses borrowings from shareholders during the interim period ended September 30, 2007 in excess of the amounts reported in your statements of cash flows for the interim period ended September 30, 2007, as well as the annual period ended December 31, 2007. Please reconcile the amount of your company's borrowings disclosed in Note 12 to the amount reported in your statement of cash flows for the period ended September 30, 2007. Alternatively, revise your disclosure, as appropriate. We note that the guidance provided in paragraph 31 of SFAS No. 95 should be considered in connection with your response.

8. You state that the borrowings from Lee Miller do not have a due date. However, based upon your disclosure of "Transactions with related persons, promoters and certain control persons," your company's borrowings from the Miller Family Trust appear to require monthly principal payments. In this regard, please (i) disclose the payment terms of your company's borrowings from Lee Miller in Note 7 to your annual financial statements and Note 6 to your interim period financial statements and (ii) reclassify the aggregate amount of payments that were due against this note payable within twelve months of December 31, 2007 to the current liability section of your December 31, 2007 balance sheet. In addition, please disclose the payment terms of your company's borrowings from Wylie Mitchell in the footnotes to both your annual and interim period financial statements.

9. It does not appear that your company's "Promissory Notes with Miller Family Trust" and "Promissory Notes with Mitchell Family Trust" were filed as exhibits to your Form S-1 filed on September 26, 2008, as you have indicated in "Item 16"

of Amendment 2 to your Form S-1. As such, please file exhibits 10.4 and 10.5 as part of the next amendment to your registration statement.

Financial Statements for the Nine-Month Period Ending September 30, 2008
Balance Sheets, page F-17

10. Please remove the footnotes referencing the Staff's prior comments from your balance sheet and statement of operations for the interim period ended September 30, 2008.

Statement of Shareholders' Equity, page F-19

11. We note that your statement of shareholders' equity for the nine month period ended September 30, 2008 no longer reflects the reclassification of your company's undistributed losses from retained deficit to additional paid-in capital, in connection with your company's change from "S" Corporation status to "C" Corporation status in July of 2008. Please advise or revise. Refer to SAB Topic 4:B for further guidance.

Statements of Cash Flows, page F-20

12. We note that the amounts reported as "(Increase) Decrease in inventory" in the operating activities section of your statements of cash flows do not appear to have been revised to reflect the reclassification of certain general and administration expenses to your inventory balances, in response to our prior comment number 14. As such, it does not appear that the amounts disclosed in your statements of cash flows as "Net cash provided by (used in) operations" and "Cash at the end of the period" have been correctly reported. Please revise your statements of cash flows for the nine month periods ending September 30, 2008 and September 30, 2007, or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

13. We note your revised disclosure that management believes a lack of adequate marketing capital may have contributed to sales declines in your golf grips and that sufficient marketing capital is essential to growing revenues. Please balance your disclosure here to indicate that there is no guarantee that you will be able to raise additional capital to increase marketing and that there is no guarantee that increased marketing efforts will increase revenues.

14. We have reviewed the expanded disclosure that you have provided in response to our prior comment number 21. It appears that you have disclosed gross profits of your golf clubs and golf grips as a percentage of their respective sales for each reporting period. However, we note that when your company's aggregate

absolute gross profit is calculated based upon your disclosed gross profit percentages, the calculated amount appears to differ materially from the absolute gross profit disclosed in your statements of operations for each respective period. In this regard, please tell us how the absolute gross profit amounts used to compute the disclosed gross profit percentages for your golf clubs and golf grips reconcile with the aggregate gross profit amounts reported in your statements of operations. In addition, given that you apply the "Gross Profit Method" for purposes of inventory valuation at your interim periods, please tell us how the individual gross profit percentages of your golf clubs and your golf grips are determined for your interim periods.

Results of Operations, page 17

15. We note your new disclosure relating to uncertainties in the golf industry. Please add a risk factor discussing the risks associated with these uncertainties, such as the declining number of golfers in the United States who play at least twenty rounds a year or advise.

16. We note your new disclosure regarding the impact of current economic factors on your business; please revise to elaborate. For example, if changes in fuel costs or currency fluctuations have had, or you believe are reasonably likely to have, a material impact on your financial condition or performance, discuss the implications here. To the extent you identify specific economic factors which may have a material impact on your financial condition or performance, consider revising your risk factor section as well.

17. We have reviewed your response to our prior comment number 20. However, we do not believe that your expanded MD&A disclosure adequately addresses our prior comment. In this regard, we note that your disclosure regarding your company's results of operations for the comparable annual and interim financial reporting periods still does discuss the changes in the amount of costs recognized in several of the material expense line items presented in your statements of operations. Furthermore, the fiscal year 2007 and fiscal year 2006 total operating expenses and "Net loss from operations" compared in your MD&A discussion do not agree to the amounts reported in your statement of operations. Please expand your MD&A disclosure regarding your company's results of operations to discuss each individual line item presented in your statements of operations. Your expanded disclosure should address the factors, industry trends, and/or operating trends that have contributed to any changes in the amounts recognized in these line items for your comparable reporting periods.

Critical Accounting Policies, page 20

18. We have reviewed your response to our prior comment number 16. As the estimation of the appropriate gross margin to be applied appears to (i) involve a

significant amount of judgment, (ii) be subject to change due to factors such as changes in product mix (e.g. sales of golf grips versus golf clubs) and changes in fixed and/or variable manufacturing costs, and (iii) has a significant impact on your reported inventory balances and results of operations, we believe you should discuss your application of the "Gross Profit Method" as a critical accounting policy. In this regard, please expand your disclosure in the "Critical Accounting Policies" section of MD&A to discuss each of the following items:

- how your estimate of the appropriate gross profit margin to be applied is derived, including a discussion of the underlying assumptions that are considered;
- why your estimates of gross profit margin and/or your underlying assumptions bear the risk of change;
- whether your estimate of the appropriate gross profit margin to be applied is adjusted between interim financial reporting periods based upon your company's actual results of operations;
- how accurate your estimates of your company's gross profit margin and underlying assumptions have been in the past;
- whether your estimate of your company's gross profit margin and/or underlying assumptions are reasonably likely to change in the future, including a discussion of any known factors that are expected to impact your estimate or the underlying assumptions; and
- how inventory adjustments, such as write-downs of inventory to market value or for obsolescence, impact your estimate of the appropriate gross profit margin to be used or the application of your inventory valuation method in the concurrent reporting period or future interim financial reporting periods.

Refer to our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operation" (i.e., FR-72) for further guidance.

19. In addition, we note that you have applied a gross profit margin of 47% for purposes of valuing your company's inventory at both September 30, 2008 and September 30, 2007. However, we note from your MD&A disclosure (page 17) that the reduction in your company's reported inventory balance as of September 30, 2008 included one-time write-offs of various inventory items, due to management's belief that such items no longer had market value. Given that the aforementioned inventory write-offs would appear to increase your company's reported costs of goods sold and decrease your company's gross profit realized for fiscal year 2008, please tell us why the same gross profit margin has been applied to the interim periods ended September 30, 2008 and September 30, 2007 for inventory valuation purposes. As part of your response, please tell us and disclose how much of the decline in your company's inventory balance between

December 31, 2007 and September 30, 2008 was attributable to the write-off of specifically identified obsolete inventory.

Summary Compensation Table, page 22

20. We note that the amount listed under "Salary" for David Otterbach for 2008 is now $34,846. However, the amount under "Totals" for Mr. Otterbach for 2008 is $36,000. Please revise or advise.

Other

21. Please consider the financial statement update requirements of Rule 3-12 of Regulation S-X prior to filing the next amendment to your registration statement.

22. Please provide a currently dated consent from the independent public accountant in your amendment to this registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have any questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile (732) 577-1188
        Gregg E. Jacklin, Esq.
        Anslow & Jacklin, LLP